BPJ 9/16

PW



10032123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Liberty Investment Counsel, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway, Suite 300
(No. and Street)

Elm Grove	WI	53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Peterson (262) 785-1377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Investment Counsel, Ltd.

Annual Report

June 30, 2010

Table of Contents



WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Independent Auditor's Report

Board of Directors
Liberty Investment Counsel, Ltd.
700 Pilgrim Parkway, Suite 300
Elm Grove, Wisconsin 53122

Board of Directors:

We have audited the accompanying balance sheets of Liberty Investment Counsel, Ltd. as of June 30, 2010 and 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co S.C.
Waukesha, Wisconsin
August 16, 2010

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Liberty Investment Counsel, Ltd.
Balance Sheets
June 30, 2010 and 2009

Assets

	2010	2009
Current Assets:		
Cash	$ 8,814	$ 8,977
Commissions receivable	2,448	2,767
Prepaid expenses	1,119	660
Total Current Assets	12,381	12,404
Other Assets:		
Deferred tax asset	1,264	1,324
Total Assets	$ 13,645	$ 13,728

Liabilities and Stockholder's Equity

	2010	2009
Current Liabilities:		
Commissions payable	$ 2,203	$ 2,490
Total Current Liabilities	2,203	2,490
Stockholder's Equity:		
Common stock	12,000	12,000
Less: Treasury stock	(6,000)	(6,000)
Retained earnings	5,442	5,238
Total Stockholder's Equity	11,442	11,238
Total Liabilities and Stockholder's Equity	$ 13,645	$ 13,728

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statements of Income
For the Years Ended June 30, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ 56,047	$ 72,292
Expenses:		
Advertising	228	-
Accounting	4,000	4,000
Commissions to brokers	46,174	64,355
Professional fees	-	100
Registration and license fees	3,067	2,000
Rent	1,950	2,400
Workers' compensation and bond insurance	364	485
Total Expenses	55,783	73,340
Net Income (Loss) From Operations	264	(1,048)
Other Income:		
Income Tax Expense (Credit)	60	(235)
Net Income (Loss)	$ 204	$ (813)

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statements of Changes in Stockholder's Equity
For the Years Ended June 30, 2010 and 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance, June 30, 2008	$ 12,000	$ -	$ 6,051	$ (6,000)	$ 12,051
Net Loss	-	-	(813)	-	(813)
Balance, June 30, 2009	12,000	-	5,238	(6,000)	11,238
Net Income	-	-	204	-	204
Balance, June 30, 2010	$ 12,000	$ -	$ 5,442	$ (6,000)	$ 11,442

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statements of Cash Flows
For the Years Ended June 30, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 204	$ (813)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:		
Deferred income tax expense (credit)	60	(235)
(Increase) decrease in assets:		
Commissions receivable	319	3,082
Prepaid expenses and fees	(459)	171
Decrease in liabilities:		
Commissions payable	(287)	(2,774)
Net Cash Used in Operating Activities	(163)	(569)
Net Decrease in Cash	(163)	(569)
Cash - Beginning of year	8,977	9,546
Cash - End of year	$ 8,814	$ 8,977
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$0	$0
Income taxes	$0	$0

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
June 30, 2010 and 2009

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2010 that will expire over the following years:

Year Ending June 30, 2010	Amount
2028	$ 103
2029	1,048
Total	$ 1,151

The Company has a deferred tax asset of approximately $1,264 due to these net operating loss carry forwards.

The Company also has a contribution carryover of $4,650 that will expire on June 30, 2027.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
June 30, 2010 and 2009

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company's net capital and required net capital were $6,661 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 33%.

Note 3 - Common Stock

As of June 30, 2010, common stock consisted of 3,000 authorized, 3,000 issued and outstanding no par value shares.

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2010. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 - Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 - Rent

Liberty Investment Counsel, Ltd. leases space on a month-to-month basis. Rent expense for the fiscal years ended June 30, 2010 and June 30, 2009 were $1,950 and $2,400, respectively.

Note7 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its fiscal year ended June 30, 2010 through August 16, 2010 and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 8 - Related Parties

During the year, the owner of the Company was paid $20,300 in commissions.

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended June 30, 2010 and 2009

	2010	2009
Net Capital Computation		
Stockholder's equity at year end	$ 11,442	$ 11,238
Deductions:		
Nonallowable assets:		
Commissions receivable	(2,448)	(2,767)
Other assets	(1,264)	(1,324)
Prepaid expense	(1,119)	(660)
Net Capital	$ 6,611	$ 6,487
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 147	$ 166
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total liabilities	$ 2,203	$ 2,490
Aggregate Indebtedness	$ 2,203	$ 2,490
Percentage of Aggregate Indebtedness to Net Capital	33.32%	38.38%

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended June 30, 2010 and 2009

	2010	2009
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 9,114	$ 9,277
Net changes per audit:		
12b(1) fees in accounts recievable/other	(2,503)	(2,790)
Net Capital Per Above	$ 6,611	$ 6,487


WB
WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

Independent Auditor's Report on Internal Control

To the Board of Directors,
Liberty Investment Counsel, Ltd.

In planning and performing our audit of the financial statements of Liberty Investment Counsel, Ltd. for the year ended June 30, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Charter Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Liberty Investment Counsel, Ltd. for the year ended June 30, 2010, and this report does not affect our report thereon dated August 16, 2010. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Walting, Bogenz & Co S.C.

Waukesha, Wisconsin
August 16, 2010